UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-282497) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2026 Mizuho Financial Group, Inc.

By:	/s/ Makoto Samejima
Name:	Makoto Samejima
Title:	Senior Managing Corporate Executive / Group CFO

May 15, 2026

Company Name	: Mizuho Financial Group, Inc.
Representative	: Masahiro Kihara, President and Group CEO
Head Office	: 1-5-5 Otemachi, Chiyoda-ku, Tokyo
Code Number	: 8411 (Prime Market of Tokyo Stock Exchange)

Notice Regarding Repurchase and Cancellation of Our Common Stock

(Repurchase of our common stock pursuant to the provisions of Article 156, Paragraph 1 of the Companies Act, in accordance with the provisions of Article 459, Paragraph 1 of the Companies Act and the Articles of Incorporation of Mizuho Financial Group, Inc., and cancellation of repurchased common stock pursuant to Article 178 of the Companies Act)

Mizuho Financial Group, Inc. (“MHFG”) hereby announces that its Board of Directors resolved today to repurchase its common stock pursuant to the provisions of Article 156, Paragraph 1 of the Companies Act of Japan (“Companies Act”) and in accordance with the provisions of Article 459, Paragraph 1 of the Companies Act and Article 47 of its Articles of Incorporation, and cancel the repurchased common stock pursuant to Article 178 of the Companies Act.

1.	Reason for the Repurchase of Common Stock

MHFG maintains a capital policy pursuing the optimal balance between capital adequacy, growth investment and enhancement of shareholder returns. Based on this initiative, MHFG set forth its shareholder return policy of keeping progressive increase of dividends per share, while executing flexible and intermittent share buybacks. In accordance with this policy, we decided share buybacks, based on our business results, capital adequacy, our stock price and the opportunities for growth investment, using the total payout ratio of 50% or more as a guide.

2.	Outline of Repurchase

(1) Stock to be repurchased	MHFG common stock
(2) Aggregate shares to be repurchased	Up to a maximum of 25,000,000 shares (1.0% of total shares outstanding excluding treasury stock as of March 31, 2026)
(3) Aggregate amount of repurchase price	Up to a maximum of ¥100,000,000,000
(4) Repurchase period	From May 18, 2026 to August 31, 2026
(5) Repurchase method	Market purchase utilizing trust method

3.	Outline of Cancellation

(1) Type of stock to be cancelled:	MHFG common stock
(2) Number of shares to be cancelled:	All of the common stock repurchased as stated in item 2 above
(3) Scheduled cancellation date:	September 24, 2026

*	The actual number of shares to be cancelled will be announced after completion of the repurchase as stated in item 2 above.

(Reference) Treasury Stock held by MHFG as of March 31, 2026

Total shares outstanding (excluding treasury stock)	2,438,523,296 shares
Treasury stock	51,325,298 shares

End of document

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance. Factors that could affect our financial condition and results of operations are included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.